Exhibit 4.3

Summary Translation of Share Issuance Agreement Dated July 3, 2014 (“Agreement”)

Parties: Nano Dimension Ltd. (under its previous name Z.B.I Ltd.) (the “Company”) and Michael Ilan Management and Investment Ltd. (the “Investor”).

The Transaction under the Agreement: the Company shall issue to the Investor 29,679,376 ordinary shares of the Company (the “Shares”) on an As Is basis by way of a private placement in consideration of NIS 2,568,750. The Company shall perform a reverse stock split following which the number of Shares shall be 2,967,938 ordinary shares of the Company, NIS 0.01 par value each, and shall constitute 16% of the issued and outstanding share capital of the Company not on a fully diluted basis and 16% of its voting power.

The Agreement was signed as a condition to the consummation of the Merger Transaction as described below.

The Merger Transaction: On May 18, 2014, as amended July 09, 2014, the Company entered into a contingent agreement for an extraordinary issuance of shares (the “Merger Transaction”), pursuant to which, subject to the fulfillment of the conditions precedent to the Merger Transaction, on the completion of the Merger Transaction, the Company shall hold 100% of the outstanding shares of Hyrax Technologies B.F. 2012 Ltd. (“Hyrax”), and the shareholders of Hyrax shall be issued shares of the Company and become interested parties in the Company and shall appoint directors on their behalf in accordance with the terms of the Merger Transaction. As of the date of the Agreement, the corporate approvals for the Merger Transaction have yet to be received. As a condition to the consummation of the Merger Transaction, the Company is required, among other things, to raise $1,500,000.

Representations: The Company provided customary representations and warranties: it is a publicly traded company in Israel, regarding its updated incorporation documents, its registration status, its registered and outstanding share capital, interested parties in the Company, distribution of dividends, the Merger Transaction, etc. The Investor provided customary representations and warranties regarding its power and authority to enter into the Agreement, its solvency status, legal proceedings, relationships with other investors in the private placement, its financial ability etc.

Trust: The consideration under the Agreement shall be deposited in an escrow account no later than 6 business days prior to the completion of Merger Transaction.

A Right to Nominate Director: The Investor shall have a right to nominate one director to the board of directors of the Company.

A Right to participate in future issuance of shares: Subject to completion of the transactions under the Agreement and subject to certain exceptions as detailed therein, if the Company raises additional funds by way of a private placement, the Company shall offer the Investor to participate in such private placement and if the Company provides to its exiting interested shareholders a benefit by way of a private placement, the Company shall provide the same benefit to the investor.

Closing Conditions The transactions under the Agreement are subject to the following conditions: (1) completion of all closing conditions under the Merger Transaction no later than August 31, 2014, (2) an approval of the Company’s board of directors and the audit committee and/or the compensation committee of the Agreement, the issuance of shares thereunder and the Merger Transaction, (3) an approval of the Stock Exchange of the registration of the issued shares for trading, (4) the issuance of the shares under the Agreement in accordance with Section 15C of the Israeli Securities Law, 1968.